Exhibit 4.1

DESCRIPTION OF ENNIS, INC. CAPITAL STOCK

The following description of the terms of Ennis’ capital stock is a summary only and is qualified by reference to the relevant provisions of Texas law and the Ennis restated certificate of incorporation and by-laws.

Authorized Capital Stock

Under the Ennis restated certificate of incorporation, Ennis’ authorized capital stock consists of forty million (40,000,000) shares of common stock, with $2.50 par value, and one million (1,000,000) shares of preferred stock, with $10 par value.

Description of Common Stock

Voting Rights. Each holder of Ennis common stock is entitled to one vote for each share of Ennis common stock held of record on the applicable record date on all matters submitted to a vote of shareholders. Shareholders of common stock can use cumulative voting to aggregate director votes.

Dividend Rights. Holders of Ennis common stock are entitled to receive such dividends as may be declared from time to time by Ennis’ board of directors out of funds legally available therefor, subject to any preferential dividend rights granted to the holders of any outstanding Ennis’ preferred stock.

Rights upon Liquidation. Holders of Ennis common stock are entitled to share pro rata, upon any liquidation, dissolution or winding up of Ennis, in all remaining assets available for distribution to shareholders after payment of or provision for Ennis’ liabilities and the liquidation preference of any outstanding Ennis preferred stock.

Preemptive Rights. Holders of Ennis common stock have no preemptive rights to purchase, subscribe for or otherwise acquire any unissued or treasury shares or other securities.

Description of Preferred Stock

Preferred Stock Outstanding. As of the date of this filing, no shares of Ennis preferred stock were issued and outstanding.

Designation and Amount. Shares of Preferred Stock may be issued from time to time in one or more series, each such series to have such designations as may be fixed by the Board of Directors prior to the issuance of any shares thereof. In November of 1998 the board created a new series of Preferred Stock pursuant to the adoption of a Shareholder Rights Plan. The shares of such series shall be designated as “Series A Junior Participating Preferred Stock” (the “Series A Preferred Stock”) and the number of shares constituting the Series A Preferred Stock shall be 25,000.The Series A Preferred Stock shall rank, with respect to the payment of dividends and the distribution of assets, junior to all series of any other class of the Company’s Preferred Stock. Such number of shares may be increased or decreased by resolution of the Board of Directors; provided, that no decrease shall reduce the number of shares of Series A Preferred Stock to a number less than the number of shares then outstanding plus the number of shares reserved for issuance upon the exercise of outstanding options, rights or warrants or upon the conversion of any outstanding securities issued by the Company convertible into Series A Preferred Stock. This Shareholders Rights Plan expired on November 8, 2008.

Dividend Rights. Holders of Ennis Series A Preferred Stock shall be entitled to receive dividends (which may be cumulative or noncumulative) as may be declared from time to time by Ennis’ board of directors out of funds legally available therefor.

Transfer Agent and Registrar

Computershare Trust Company, N.A. is the transfer agent and registrar for Ennis common stock.